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JEREMY J. CLEMENS jeremy.clemens@dechert.com +1 617 728 7103 Direct +1 617 275 8371 Fax

December 13, 2018

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust II (the “Registrant”), SEC File Numbers 333-185659 and 811-22781

Dear Mr. Williamson:

This letter responds to comments you provided to Colleen Hespeler of Dechert LLP and me during a recent telephonic discussion on December 3, 2018 with respect to your review of Post-Effective Amendment No. 83 (“PEA No. 83”) to the Registrant’s registration statement filed with the SEC on October 24, 2018. PEA No. 83 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of updating disclosure related to changes to the principal investment strategy, including the glide path, and risks, as well as the termination of the sub-adviser of the Goldman Sachs Target Date 2020 Portfolio, Goldman Sachs Target Date 2025 Portfolio, Goldman Sachs Target Date 2030 Portfolio, Goldman Sachs Target Date 2035 Portfolio, Goldman Sachs Target Date 2040 Portfolio, Goldman Sachs Target Date 2045 Portfolio, Goldman Sachs Target Date 2050 Portfolio, Goldman Sachs Target Date 2055 Portfolio, and Goldman Sachs Target Date 2060 Portfolio (each a “Portfolio” and collectively, the “Portfolios”). Undefined capitalized terms used below have the same meaning as given in the registration statement.

General

1.

Comment: On April 20, 2018, the Registrant responded to comments given by the SEC staff (the “Staff”) on the Goldman Sachs Target Date 2060 Portfolio’s 485(a) filing. The Staff believes that certain of those comments, particularly comments numbered 2-6 and 9-11, may be of continued relevance. Please confirm that the Registrant has considered these prior comments, as appropriate.

Response: The Registrant hereby confirms that Staff comments given on the Goldman Sachs Target Date 2060 Portfolio’s 485(a) filing and responded to by the Registrant on April 20, 2018, have been considered and incorporated as the Registrant believes appropriate.

Relating to comment 2 from the April 20, 2018 letter, the Registrant confirms that expense limitation and/or fee waiver arrangements, as applicable, will be in effect for at least one year from the date of effectiveness and that the Investment Adviser is not entitled to reimbursement of any waived fees or reimbursed expenses from prior fiscal years.

Mr. Jay Williamson December 13, 2018 Page 2

The Registrant notes that comment 3 from the April 20, 2018 letter relating to disclosure of a “conservative investment strategy” no longer applies as a result of the Portfolios’ revised principal investment strategy, which no longer references a “conservative investment strategy.”

For comment 4 from the April 20, 2018 letter, the Registrant confirms the Investment Adviser performs a full holdings-based analysis at the security level of each underlying holding across the Portfolios to determine portfolio composition and positioning relative to the glide path. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Regarding comments 5 and 11 from the April 20, 2018 letter, please see the Registrant’s response below relating to comment 8.

For comment 6 from the April 20, 2018 letter, the Registrant notes that the Portfolios’ new principal investment strategy includes the following disclosure to describe how each Portfolio selects Underlying Funds within the various asset allocations:

“The Portfolio generally seeks to achieve its investment objective by investing in shares of exchange-traded funds (“ETFs”) for which the Investment Adviser or an affiliate now or in the future acts as investment adviser or principal underwriter, and may also invest in mutual funds for which the Investment Adviser or an affiliate now or in the future acts as investment adviser or principal underwriter as well as unaffiliated ETFs and mutual funds (collectively, the “Underlying Funds”), without considering or canvassing the universe of unaffiliated funds available.”

The Registrant further notes that the Investment Adviser evaluates factors such as size, liquidity, and costs to determine an initial ETF selection and then conducts a holdings-based analysis on these ETFs to analyze factors such as duration, sector exposure, market capitalization, style, and geographies relative to each Portfolio’s benchmark and tactical allocation views. The Registrant believes that its current disclosure sufficiently describes the Portfolios’ investment strategy and process.

Regarding comment 9 from the April 20, 2018 letter, please see the Registrant’s response below relating to comment 7.

For comment 10 from the April 20, 2018 letter, the Registrant confirms that it does not intend to concentrate in securities of issuers in a particular “group of industries.”

Mr. Jay Williamson December 13, 2018 Page 3

Prospectus

2.

Comment: In the “Principal Strategy” sections of the registration statement, please consider labeling the Portfolios’ glide path to show actual years, in addition to the number of years before and after retirement.

Response: The Registrant has added actual years in the asset allocation table below each Portfolio’s glide path, tailored for each Portfolio. Attached hereto as Exhibit A is a representative sample of the revised asset allocation table for the Target Date 2060 Portfolio.

3.

Comment: The Staff notes that each Portfolio’s principal investment strategy states that “[T]he Portfolio’s investment in any of the Underlying Funds may exceed 25% of its assets.” Please briefly explain and confirm to the Staff how such investments will be made in compliance with Section 12(d) under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: Section 12(d)(1)(A) of the 1940 Act provides a general prohibition on a fund investing more than 5% of its total assets in securities issued by a single investment company or investing more than 10% of its total assets in securities issued by investment companies in the aggregate. However, elsewhere under Section 12(d)(1) of the 1940 Act and certain rules thereunder, there are certain exceptions to this general prohibition. In addition, the Registrant has received exemptive relief from the SEC in an order dated July 24, 2018 (Release No. IC-33166; File No. 812-14764) allowing the Registrant’s series to exceed the 5% and 10% limits on investments in other investment companies, provided certain conditions are satisfied. The Portfolios may also rely on similar exemptive relief obtained by other unaffiliated funds, provided certain conditions are satisfied.

4.	Comment: Please explain what the S&P Target Date Index is for each Portfolio and also explain how the Registrant considers each to be an appropriate broad-based index for disclosure purposes.

Response: The benchmark index for each Portfolio corresponds to the equivalent S&P Target Date Index Series index (the “S&P Target Date Indices”) for the target date horizon for the Portfolio. As set forth in the index methodology, the S&P Target Date Indices are fully investable multi-asset class indices, with the asset allocation determined annually based on a survey of target date fund sponsors. The index provider, S&P Dow Jones Indices, utilizes other S&P indices to track the performance of each asset class within the S&P Target Date Indices (e.g., the S&P 500 Index for U.S. large capitalization equities). Accordingly, the S&P Target Indices are effectively composite indices with the weight of each component index determined annually based on survey data.

Mr. Jay Williamson December 13, 2018 Page 4

Instruction 5 to Item 27(b)(7) of Form N-1A provides that an “appropriate broad-based securities market index” is “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser or principal underwriter, unless the index is widely recognized and used.” Each S&P Target Date Index meets this definition, as each index is administered by an organization that is not an affiliated person of the Portfolios, the Portfolios’ Investment Adviser or the Portfolios’ distributor. In addition, each index is broad-based in that it reflects the performance of various asset classes. Accordingly, the Registrant believes that each index is an “appropriate broad-based securities market index” as defined by Item 27(b)(7) of Form N-1A.

5.

Comment: The Staff notes that under the Portfolios’ prior sub-adviser, Madison Asset Management, LLC (“Madison”), the Portfolios’ investment strategies differed from the current investment strategies contained in the registration statement. For each Portfolio, briefly explain how the principal strategies and investment types employed by the Portfolios’ Investment Adviser differ from those employed by Madison. Please also explain how the Portfolios’ revised strategy and risk disclosures address material differences between the investment strategies.

Response: The Board of Trustees of the Registrant approved the termination of Madison as sub-adviser to the Portfolios and also approved certain changes to the Portfolios’ principal investment strategy, including changes to the Portfolios’ glide path. Under the new principal investment strategy, the Portfolios have a higher allocation to equity securities throughout the glide path. In addition, the Portfolios will now invest in shares of ETFs for which the Investment Adviser or an affiliate now or in the future acts as investment adviser or principal underwriter, and may also invest in mutual funds for which the Investment Adviser or an affiliate now or in the future acts as investment adviser or principal underwriter as well as unaffiliated ETFs and mutual funds, without considering or canvassing the universe of unaffiliated funds available. Furthermore, under the new principal investment strategy, the Portfolios can invest in derivatives for both hedging and non-hedging purposes.

In the “Principal Strategy” section of each Portfolio, the Portfolios’ asset allocation chart and glide path graph were updated to illustrate the expected strategic asset allocation of the glide path, as well as the tactical allocation ranges of the core asset classes and sub-asset classes. In addition, each Portfolio’s disclosure in its “Principal Strategy” section was revised to reflect the Portfolio’s new investment strategy to seek to achieve its investment objective primarily by investing in shares of affiliated Underlying Funds. Furthermore, disclosure was added in the “Principal Strategy” section noting that a Portfolio may invest in derivatives for both hedging and non-hedging purposes. As a result of changes to the Portfolios’ investment strategy, “Derivatives Risk” and “Investments in Affiliated Underlying Funds” were added to the “Principal Risks of the Portfolio” section for each Portfolio.

The Registrant believes that the revised disclosure outlined above adequately addresses the changes to the Portfolios’ investment strategies.

Mr. Jay Williamson December 13, 2018 Page 5

6.

Comment: The Staff notes that several of the Portfolios experienced high portfolio turnover, particularly relative to where they are on the glide path. For Portfolios with turnover higher than 150%, please explain the primary driver of the turnover and if this level of turnover is likely to persist going forward. Please consider the need for additional strategy and risk disclosure. Revised disclosure should address how the Investment Adviser selects portfolio securities, while the risk disclosure should discuss the costs associated with high portfolio turnover.

Response: The Registrant notes that for those Portfolios with turnover above 150% (i.e., Goldman Sachs Target Date 2020 Portfolio, Goldman Sachs Target Date 2025 Portfolio, Goldman Sachs Target Date 2030 Portfolio, Goldman Sachs Target Date 2050 Portfolio, and Goldman Sachs Target Date 2055 Portfolio), the high portfolio turnover is due to the Portfolios’ previous active asset allocation investment strategy, developed by Madison, in which the Portfolios bought or sold ETFs to (i) achieve core asset class exposure as each Portfolio moves across the glide path and (ii) increase or decrease exposure to a specific sector or industry within the bounds of each Portfolio’s tactical allocation range to proactively protect against (or take advantage of) opportunities where perceived value of a security is stretched (or depressed). The Registrant does not expect the high portfolio turnover for the Portfolios to continue following the transition period from the Portfolios’ former investment strategies as managed by Madison.

The Registrant also notes that “Portfolio Turnover Rate Risk” is currently included in the registration statement as a principal risk for each Portfolio. The Registrant believes that this disclosure adequately addresses the costs associated with high portfolio turnover for each Portfolio. Accordingly, the Registrant respectfully declines to modify its risk disclosure in this regard.

SAI

7.

Comment: The Staff notes that the “Investment Restrictions” section states, with respect to the application of the concentration policy to derivatives transactions, that “the Portfolios will look to the industry of the reference asset(s) and not to the counterparty or issuer.” The Staff’s position is that the counterparty should also be considered because the Portfolio has credit risk with respect to the counterparty and that risk is relevant for concentration purposes. Please confirm whether the Registrant is complying with Section 12(d)(3) of the 1940 Act and Rule 12d3-1 thereunder and how this addresses the potential credit risk associated with a concentrated exposure to one or more issuers. Please explain supplementally the reason for not looking to the industry of the counterparty or revise such disclosure accordingly.

Response: The Registrant utilizes derivative instruments to gain exposure to the reference asset(s) underlying the derivative, rather than to the counterparty or issuer of the derivative. In general, the value of such instruments changes in large part based on changes in the value of the reference asset(s). Accordingly, the Registrant believes that the industry

Mr. Jay Williamson December 13, 2018 Page 6

of the reference asset(s), rather than that of the counterparty or issuer, should be considered for concentration purposes. In addition, the Registrant notes that counterparties in derivative transactions are generally securities-related issuers (“SRIs”) under Section 12(d)(3) of the 1940 Act. Section 12(d)(3) and Rule 12d3-1 thereunder appropriately and adequately address the risks associated with counterparty exposure to SRIs. Accordingly, counterparty exposure to SRIs need not be addressed by reference to the 1940 Act’s portfolio concentration requirements. The Registrant confirms that the Portfolios comply with the limits of Rule 12d3-1 as it relates to derivatives where a counterparty is an SRI. The Registrant also notes that the Investment Adviser and/or its affiliates currently review counterparties to assess their creditworthiness. For these reasons, the Registrant respectfully declines to revise the disclosure.

8.

Comment: The Staff notes that the “Investment Restrictions” section states that “[g]reater than 25% of a Portfolio’s total assets may be indirectly exposed to a particular industry through its investment in one or more Underlying Funds.” The Staff’s view is that the Portfolios and their Investment Adviser may not ignore the industry classifications of the issuers’ of the Underlying Funds’ holdings when determining compliance with the Portfolios’ fundamental investment restriction regarding concentration. Please revise the Portfolios’ disclosure as appropriate.

Response: The Registrant believes that its current concentration policy complies with applicable legal requirements, including Staff guidance. The Registrant is not aware of a requirement to “look through” Underlying Fund investments for purposes of administering each Portfolio’s concentration policy. Additionally, the Registrant believes that disclosure regarding an indirect concentration in a particular industry or group of industries, as a result of aggregate investment in one or more Underlying Funds, may lead to confusion, as the information may become stale or outdated after a short period of time. If the Registrant did want to assign industry classifications to investment companies based on their underlying holdings, it would be difficult to accomplish with any reasonable degree of confidence. Each Portfolio, like any other shareholder of an investment company in which it invests, may not be in a position to obtain current information about the portfolio holdings of that investment company. However, to the extent the Investment Adviser determines that an investment in an Underlying Fund exposes a Portfolio to a material risk, including significant exposure to a particular industry or group of industries, the Investment Adviser will take steps to ensure that the Portfolio has appropriate risk disclosure relating to that investment. Accordingly, the Registrant respectfully declines to revise its disclosure.

9.

Comment: Please confirm the accuracy of the statement in the “Investment Restrictions” section that “each Portfolio may invest some or all of its assets in a single open-end investment company or series thereof with substantially the same investment objective, restrictions and policies as the Portfolio.”

Mr. Jay Williamson December 13, 2018 Page 7

Response: The Registrant will remove the following statement from the SAI, as it is not applicable to the Portfolios – “Notwithstanding any other fundamental investment restriction or policy, each Portfolio may invest some or all of its assets in a single open-end investment company or series thereof with substantially the same investment objective, restrictions and policies as the Portfolio.”

*            *             *            *            *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7103 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jeremy J. Clemens
Jeremy J. Clemens

cc:	Melissa O’Neill, Goldman Sachs Asset Management, L.P.
Stephanie A. Capistron, Dechert LLP

Mr. Jay Williamson December 13, 2018 Page 8

Exhibit A

Years to Target Date Calendar Year	40+ 2020	35 2025	30 2030	25 2035	20 2040	15 2045	10 2050	5 2055	0 2060	-5 2065	-10 2070+
U.S. Equity	49.5%	49.5%	49.5%	49.5%	41.4%	35.0%	30.1%	25.8%	20.5%	20.5%	20.5%
Non-U.S. Developed Equity	32.0%	32.0%	32.0%	32.0%	26.8%	22.6%	19.5%	16.7%	13.2%	13.2%	13.2%
Emerging Markets Equity	10.5%	10.5%	10.5%	10.5%	8.8%	7.4%	6.4%	5.5%	4.3%	4.3%	4.3%

Total Strategic Equity Allocation	92.0%	92.0%	92.0%	92.0%	77.0%	65.0%	56.0%	48.0%	38.0%	38.0%	38.0%
Investment Grade Fixed Income	7.3%	7.3%	7.3%	7.3%	21.0%	32.0%	40.2%	47.5%	56.7%	56.7%	56.7%
Non-Investment Grade Fixed Income	0.5%	0.5%	0.5%	0.5%	1.5%	2.3%	2.9%	3.4%	4.0%	4.0%	4.0%
Emerging Markets Debt (Local)	0.2%	0.2%	0.2%	0.2%	0.5%	0.7%	0.9%	1.1%	1.3%	1.3%	1.3%

Total Strategic Fixed Income Allocation	8.0%	8.0%	8.0%	8.0%	23.0%	35.0%	44.0%	52.0%	62.0%	62.0%	62.0%

Equity Tactical Allocation Ranges	75%-100%	75%-100%	75%-100%	75%-100%	60%-90%	50%-80%	40%-70%	35%-65%	25%-55%	20%-50%	20%-50%
US Equity	35%-65%	35%-65%	35%-65%	35%-65%	25%-55%	20%-50%	15%-45%	10%-40%	10%-30%	10%-30%	10%-30%
Non-US Developed Equity	15%-45%	15%-45%	15%-45%	15%-45%	10%-40%	10%-40%	10%-40%	5%-35%	5%-30%	5%-30%	5%-30%
Emerging Markets Equity	0%-20%	0%-20%	0%-20%	0%-20%	0%-20%	0%-20%	0%-20%	0%-15%	0%-15%	0%-15%	0%-15%
US REITs	0%-15%	0%-15%	0%-15%	0%-15%	0%-15%	0%-15%	0%-15%	0%-15%	0%-15%	0%-15%	0%-15%
Commodities	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%
Other Alternatives	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%

Fixed Income Tactical Allocation Ranges	0%-25%	0%-25%	0%-25%	0%-25%	10%-40%	20%-50%	30%-60%	35%-65%	45%-75%	50%-80%	50%-80%
Investment Grade Fixed Income	0%-25%	0%-25%	0%-25%	0%-25%	10%-40%	20%-50%	30%-60%	35%-65%	45%-75%	50%-80%	50%-80%
Non-Investment Grade Fixed Income	0%-15%	0%-15%	0%-15%	0%-15%	0%-15%	0%-15%	0%-15%	0%-15%	0%-15%	0%-15%	0%-15%
Emerging Markets Debt (Local)	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%	0%-10%